UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Beacon Roofing Supply, Inc.

(Name of Subject Company)

Beacon Roofing Supply, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

073685109

(CUSIP Number of Class of Securities)

Christine E. Reddy

Executive Vice President, General Counsel & Corporate Secretary

Beacon Roofing Supply, Inc.

505 Huntmar Park Drive, Suite 300

Herndon, Virginia 20170

(571) 323-3939

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kai H.E. Liekefett

Leonard Wood

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

(212) 839-8744

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Beacon Adopts Stockholder Rights Agreement

HERNDON, Va. – January 28, 2025 – Beacon (Nasdaq: BECN) (the “Company”), the leading publicly-traded specialty wholesale distributor of roofing, waterproofing and related exterior products, announced today that its Board of Directors (the “Board”) has unanimously adopted a limited duration stockholder rights agreement (the “Rights Agreement”) to protect stockholder interests and maximize value for all stockholders.

The Board adopted the Rights Agreement in response to the tender offer previously announced by QXO, Inc. (“QXO”). The Rights Agreement is intended to protect Beacon and its stockholders from anyone seeking to opportunistically gain control of Beacon without paying all stockholders an appropriate control premium. The Rights Agreement ensures the Board has sufficient time to review QXO’s tender offer and consider the best approach to enhance the interests of Beacon and its stockholders. The Rights Agreement will not, and is not intended to, prevent a takeover of the Company on terms that are fair to and in the best interests of the Company and all the Company’s stockholders. As previously disclosed, the Board will thoroughly evaluate QXO’s tender offer and issue its formal recommendation to stockholders within ten business days from the commencement of QXO’s tender offer. However, Beacon notes that QXO’s offer price remains unchanged from its November 11, 2024 proposal, which the Board previously rejected as significantly undervaluing the Company and not being in the best interests of Beacon and its stockholders.

Pursuant to the Rights Agreement, Beacon will issue, by means of a dividend, one preferred share purchase right for each outstanding share of Beacon common stock to stockholders of record as of the close of business on February 7, 2025. Initially, these rights will not be exercisable and will trade with, and be represented by, the shares of Beacon common stock.

The Rights Agreement will expire on the earliest of (i) the close of business on January 26, 2026, unless stockholder approval is obtained prior to such date to extend the term of the rights, (ii) the time at which the rights are redeemed, (iii) the time at which the rights are exchanged and (iv) the closing of a merger or acquisition transaction involving the Company pursuant to a merger or other acquisition agreement approved by the Board, in each case, pursuant to the Rights Agreement.

The terms of the Rights Agreement are consistent with other rights plans adopted by publicly-held companies. Under the Rights Agreement, the rights generally become exercisable if a person or a group of persons (each, an “acquiring person”) acquires beneficial ownership of 15% (or 20% in the case of certain investors filing on Schedule 13G) or more of the outstanding shares of Beacon common stock in a transaction not approved by the Board. In that situation, each holder of a right (other than the acquiring person, whose rights will become void and will not be exercisable) will be entitled to purchase, at the then-current exercise price, additional shares of Beacon common stock at a 50% discount. In addition, if Beacon is acquired in a merger or other business combination after an unapproved party acquires 15% (or 20% in the case of certain investors filing on Schedule 13G) or more of the outstanding shares of Beacon common stock, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company’s stock at a 50% discount. The Board, at its option, may exchange each right (other than rights owned by the acquiring person that have become void) in whole or in part, at an exchange ratio of one share of Beacon common stock per outstanding right, subject to adjustment. Except as provided in the Rights Agreement, the Board is entitled to redeem the rights at $0.001 per right.

If a person or group beneficially owns 15% (or 20% in the case of certain investors filing on Schedule 13G) or more of the outstanding shares of Beacon common stock prior to Beacon’s announcement of its adoption of the Rights Agreement, then that person’s or group’s existing ownership percentage will be grandfathered (except that, with certain exceptions, if at any time after the announcement of the adoption of the Rights Agreement such person or group increases its ownership of Beacon common stock, such person’s or group’s ownership percentage will no longer be considered grandfathered).

Additional information regarding the Rights Agreement will be contained in a current report on Form 8-K to be filed by Beacon with the U.S. Securities and Exchange Commission.

J.P. Morgan is serving as financial advisor and Sidley Austin LLP and Simpson Thacher & Bartlett LLP are legal advisors to Beacon.

About Beacon

Founded in 1928, Beacon is a publicly-traded Fortune 500 company that distributes specialty building products, including roofing materials and complementary products, such as siding and waterproofing. The company operates over 580 branches throughout all 50 states in the U.S. and 7 provinces in Canada. Beacon serves an extensive base of nearly 100,000 customers, utilizing its vast branch network and service capabilities to provide high-quality products and support throughout the entire project lifecycle. Beacon offers its own private label brand, TRI-BUILT ®, and has a proprietary digital account management suite, Beacon PRO+ ®, which allows customers to manage their businesses online. Beacon’s stock is traded on the Nasdaq Global Select Market under the ticker symbol BECN. To learn more about Beacon, please visit www.becn.com.

Forward Looking Statements

This release contains information that may constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “estimate,” “expect,” “believe,” “will likely result,” “outlook,” “project” and other words and expressions of similar meaning, and include statements regarding the purpose, adoption and objective of the Rights Agreement. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, risks relating to the purpose, adoption and objective of the Rights Agreement, as well as those set forth in the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended December 31, 2023 and subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). The Company may not succeed in addressing these and other risks. Consequently, all forward-looking statements in this release are qualified by the factors, risks and uncertainties contained herein and therein. In addition, the forward-looking statements included in this press release represent the Company’s views as of the date of this press release and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this release.

Important Information for Investors and Stockholders

This press release does not constitute an offer to buy or solicitation of an offer to sell any securities. The Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Any solicitation/recommendation statement filed by the Company that is required to be mailed to stockholders will be mailed to stockholders. THE COMPANY’S INVESTORS AND STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of the solicitation/recommendation statement on Schedule 14D-9, any amendments or supplements thereto and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials & Presentations” section of the Company’s website, https://ir.beaconroofingsupply.com/, or by contacting Binit.Sanghvi@becn.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Important Additional Information

The Company intends to file a proxy statement on Schedule 14A, an accompanying BLUE proxy card, and other relevant documents with the SEC in connection with such solicitation of proxies from the Company’s stockholders for the Company’s 2025 Annual Meeting of Stockholders. THE COMPANY’S STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE ACCOMPANYING BLUE PROXY CARD, AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of the definitive proxy statement, an accompanying BLUE proxy card, any amendments or supplements to the definitive proxy statement and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials & Presentations” section of the Company’s website, https://ir.beaconroofingsupply.com/.

Participants in the Solicitation

The Company, each of its independent directors (Stuart A. Randle, Barbara G. Fast, Alan Gershenhorn, Melanie M. Hart, Racquel H. Mason, Robert M. McLaughlin, Earl Newsome, Jr., Neil S. Novich, and Douglas L. Young) and certain of its executive officers (Julian Francis, President & Chief Executive Officer and Prithvi Gandhi, Executive Vice President & Chief Financial Officer) are deemed to be “participants” (as defined in Schedule 14A under the Exchange Act of 1934, as amended) in the solicitation of proxies from the Company’s stockholders in connection with matters to be considered at the Company’s 2025 Annual Meeting of Stockholders. Information about the names of the Company’s directors and officers, their respective interests in the Company by security holdings or otherwise, and their respective compensation is set forth in the sections entitled “Information About our Nominees,” “Compensation of Directors,” “Information on Executive Compensation” and “Stock Ownership” of the Company’s Proxy Statement on Schedule 14A in connection with the 2024 Annual Meeting of Stockholders, filed with the SEC on April 3, 2024 (available here), the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2024 (available here) and the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2024 (available here). Supplemental information regarding the participants’ holdings of the Company’s securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on May 28, 2024 and May 17, 2024 for Mr.  Randle (available here and here); May 17, 2024 for Ms.  Fast (available here); May 17, 2024 for Mr.  Gershenhorn (available here); May 17, 2024 for Ms.  Hart (available here); May 17, 2024 for Ms.  Mason (available here); May 17, 2024 for Mr.  McLaughlin (available here); May 17, 2024 for Mr.  Newsome (available here); May 17, 2024 for Mr.  Novich (available here); May 17, 2024 for Mr.  Young (available here); May 22, 2024 for Mr.  Francis (available here); and August 8, 2024 and May 21, 2024 for Mr.  Gandhi (available here and here). Such filings are also available on the Company’s website at https://ir.beaconroofingsupply.com/financials-and-presentations/sec-filings.

Beacon Contacts:

Media

Jennifer Lewis

VP, Communications and Corporate Social Responsibility

Jennifer.Lewis@becn.com

571-752-1048

Ed Trissel / Andrea Rose

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Investors

Binit Sanghvi

VP, Capital Markets and Treasurer

Binit.Sanghvi@becn.com

972-369-8005

Bruce Goldfarb / Pat McHugh

Okapi Partners LLC

(888) 785-6673

(212) 297-0720

info@okapipartners.com